UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 23 titled “GeoPark Announces Record 2014 Year-End Certified Reserves”

Item 1

FOR IMMEDIATE RELEASE
GEOPARK ANNOUNCES RECORD 2014 YEAR-END CERTIFIED RESERVES:

•	AFTER PRODUCING A RECORD 7.5 MMBOE IN 2014, 1P RESERVES INCREASED 52% TO 44 MMBOE AND 2P RESERVES INCREASED 31% TO 92 MMBOE

•	INCLUDING THE PERU ACQUISITION, 1P RESERVES INCREASED BY 116% TO 63 MMBOE AND 2P RESERVES INCREASED BY 74% TO 122 MMBOE

Santiago, Chile – February 23, 2015 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, announced today its updated reserves assessment as of December 31, 2014 as independently certified by DeGolyer and MacNaughton (“D&M”) under PRMS methodology.

Year End 2014 D&M Certified Reserve Highlights

•	Record oil and gas production volume of 7.5 MMBOE in 2014 from Colombia, Chile, Brazil and Argentina

•
Continued diversification of reserve base with strategic entry into Peru with acquisition of the Morona Block (18.8 MMBOE of 1P reserves, 30.2 MMBOE of 2P reserves, 60.2 MMBOE of 3P reserves and large exploration resources)

•	Total net 1P reserves in Colombia, Chile and Brazil increased by 52% to 44.2 MMBOE and, including Peru, by 116% to 62.9 MMBOE

•	Total net 2P reserves in Colombia, Chile and Brazil increased by 31% to 92.1 MMBOE and, including Peru, by 74% to 122.3 MMBOE

•	Total net 3P reserves in Colombia, Chile and Brazil increased 23% to 160.8 MMBOE and, including Peru, by 69% to 221.1 MMBOE

•	2P reserve life index (“RLI”) in Colombia, Chile and Brazil equaled 12.3 years and, including Peru, equaled 16.3 years

•
For each BOE produced in 2014 in Colombia, Chile and Brazil, 3.9 BOE of 2P reserves was added with a 2P reserve replacement index (“RRI”) of 387% and, including Peru, 7.9 BOE of 2P reserves was added with a RRI of 795%

Commenting, James F. Park, CEO of GeoPark, said: “In addition to our record production levels and solid financial results, our successful 2014 work program resulted in significant growth in our underlying oil and gas reserve asset base. This substantially increased both our near and long term value – and further demonstrated the oil-finding capabilities of our team and quality of our blocks and assets. Much of our new growth came from continued expansion of the low risk, low cost and high netback Tigana and Tua oil fields discovered and operated by GeoPark in the Llanos 34 Block in Colombia, and which provide a secure production base during periods of oil price volatility. Overall, our sizable 2P reserve base (120+ MMBOE) mixed with our

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

growing exploration resource potential (500 – 1,000 MMBOE) in five countries gives GeoPark one of the more attractive independent company project portfolios in Latin America.”

2014 Year End Reserves Summary

Consolidated:

GeoPark engaged D&M to prepare an independent appraisal report of GeoPark’s reserves as of December 31, 2014 covering 100% of GeoPark’s assets.

As of December 31, 2014, and following oil and gas production of 7.5 MMBOE in 2014, D&M certified 2P reserves of 92.1 MMBOE (composed of 62% oil and 38% natural gas); distributed 50% in Chile, 42% in Colombia, and 8% in Brazil.

Including reserves from the new Morona Block in Peru, D&M certified total 2P reserves of 122.3 MMBOE (composed of 71% oil and 29% natural gas); distributed 38% in Chile, 31% in Colombia, 25% in Peru and 6% in Brazil.

Country	Reserves Category		December 2014 (MMBOE)	% Oil	December 2013 (MMBOE)	% Change
Colombia	1	P	24.7	100%	9.6	157%
	2	P	38.6	100%	16.5	134%
	3	P	51.2	100%	23.3	120%
Chile	1	P	12.3	52%	11.0	12%
	2	P	46.2	38%	45.1	2%
	3	P	101.9	28%	98.4	4%
Brazil	1	P	7.2	2%	8.5	-15%
	2	P	7.3	2%	8.6	-15%
	3	P	7.7	2%	9.3	-17%
Total	1	P	44.2	71%	29.1	52%
(D&M Certified)	2	P	92.1	62%	70.2	31%
	3	P	160.8	51%	131.0	23%
Peru	1	P	18.8	100%	-	-
	2	P	30.2	100%	-	-
	3	P	60.2	100%	-	-
Total (Including Peru)	1	P	62.9	79%	29.1	116%
(D&M Certified)	2	P	122.3	71%	70.2	74%
	3	P	221.1	64%	131.0	69%

* Including year-end reserves and full year production corresponding to the Manati Field that closed in March 31, 2014.

ANALYSIS BY BUSINESS SEGMENT

Colombia:

The table below sets forth GeoPark’s Colombian oil reserves by category as of December 31, 2014, as compared to the previous year:

Reserves Category	December 2014 (MMBOE)	% Oil	December 2013 (MMBOE)	% Change
PDP	7.5	100%	3.2	134%
PUD	17.2	100%	6.4	170%
1P	24.7	100%	9.6	157%
2P	38.6	100%	16.5	134%
3P	51.2	100%	23.3	120%
After record production of 3.9 MMBOE in 2014, GeoPark’s 2P reserves in Colombia increased by 134% in 2014 to 38.6 MMBOE compared to 2013. This increase is mainly the result of net additions of 19.0 MMBOE (100% oil) in proved reserves and 7.0 MMBOE (100% oil) of probable reserves mainly related to field delineation and appraisal of the Tigana and Tua oil field in the Llanos 34 Block (GeoPark operated with 45% WI). The D&M Reserve Report confirmed and was in line with GeoPark’s view of the Tigana Field as announced in October 2014.

The Llanos 34 Block represented 84% of GeoPark’s Colombian 2P reserves as of December 31, 2014.

For each barrel of oil equivalent extracted in 2014 in Colombia, 6.7 barrels of 2P reserves were added, resulting in a 2P RRI of 667%.

The 2P RLI in Colombia increased to 9.9 years in 2014 from 7.0 years in 2013. The 1P RLI increased to 6.3 years in 2014.

The reserves certified in the D&M report do not include any volumes related to the recent Tilo discovery in the Llanos 34 Block, which was announced on February 18, 2015.

Chile:

The table below sets forth GeoPark’s Chilean oil and natural gas reserves by category as of December 31, 2014, as compared to the previous year:

Reserves Category	December 2014 (MMBOE)	% Oil	December 2013 (MMBOE)	% Change
PDP	2.6	45%	4.0	-35%
PUD	9.7	54%	7.0	38%
1P	12.3	52%	11.0	12%
2P	46.2	38%	45.1	2%
3P	101.9	28%	98.4	4%

After production of 2.3 MMBOE in 2014, GeoPark’s 2P reserves in Chile increased by 2% in 2014 to 46.2 MMBOE compared to 2013. Net additions of 3.4 MMBOE are related to the discovery of the Ache gas Field in the Fell Block (GeoPark operated with a 100% WI) and discoveries made in the Tierra del Fuego Blocks (GeoPark operated with 50-60% WI).

The Fell Block represented 96% of GeoPark’s Chilean 2P reserves and consisted of 38% oil and 62% gas.

For each barrel of oil equivalent extracted in 2014 in Chile, 1.5 barrels of 2P reserves were added, resulting in a 2P RRI of 148%.

The 2P RLI in Chile increased to 20.1 years in 2014 from 17.7 years in 2013. The 1P RLI increased to 5.3 years in 2014.

Brazil:

The table below sets forth GeoPark’s Brazilian oil and natural gas reserves by category as of December 31, 2014, as compared to the previous year:

Reserves Category	December 2014 (MMBOE)	% Oil	December 2013 (MMBOE)	% Change
PDP	3.7	2%	5.0	-26%
PUD	3.5	2%	3.5	0%
1P	7.2	2%	8.5	-15%
2P	7.3	2%	8.6	-15%
3P	7.7	2%	9.3	-17%

After production of 1.3 MMBOE in 2014, GeoPark’s 2P reserves in Brazil decreased by 15% in 2014 to 7.3 MMBOE compared to 2013.

The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian reserves and consisted of 98% gas.

The 1P and 2P RLI in Brazil decreased to approximately 5.5 years in 2014 from 6.5 years in 2013.

Peru:

In October 2014, GeoPark executed an agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru covering an area of 1.9 million acres in the Marañón Basin. The transaction is currently pending approval from the Peruvian Government.

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd oil each) and by 3D seismic.

The table below sets forth Morona Block net oil reserves by category as of December 31, 2014 (at 75% WI):

Reserves Category	December 2014 (MMBOE)	% Oil	December 2013 (MMBOE)	% Change
PDNP	6.6	100%	-	-
PUD	12.2	100%	-	-
1P	18.8	100%	-	-
2P	30.2	100%	-	-
3P	60.2	100%	-	-

Reserves Change by Country

The following table shows the net change in 2P Reserves from December 31, 2013 to December 31, 2014, by each Country:

(MMBOE)	Colombia	Chile	Brazil	Total	Peru	Total Incl. Peru
2P Reserves as of December 31, 2013	16.5	45.1	8.6	70.2	0.0	70.2
Production 2014	-3.9	-2.3	-1.3	-7.5	0.0	-7.5
Net Additions	26.0	3.4	0.0	29.4	0.0	29.4
Acquisitions	0.0	0.0	0.0	0.0	30.2	30.2
2P Reserves as of December 31, 2014	38.6	46.2	7.3	92.1	30.2	122.3

For further information, please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

1P	Proved Reserves
2P	Proved plus Probable Reserves
3P	Proved plus Probable plus Possible Reserves
BOE	Barrels of oil equivalent (6,000 cf gas per bbl of oil equilavent)
BOEPD	Barrels of oil equivalent per day
BOPD	Barrels of oil per day
Certified Reserves	Refers to net reserves independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton
EI	Economic Interest
MBOED	Thousands of Barrels of oil equivalent per day
MMBOED	Millions of Barrels of oil equivalent per day
MMbbl	Millions of Barrels of oil
MCFPD	Thousands of standard cubic feet per day
MMCFPD	Millions of standard cubic feet per day
PDNP	Proved Developed Non-Producing Reserves
PDP	Proved Developed Producing Reserves
PUD	Proved Undeveloped Reserves
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 23, 2015